April 8, 2011

VIA EDGAR
Ms. Pamela Long
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:	Global Cornerstone Holdings Limited
Amendment No. 4 to Registration Statement on Form S-1
Filed April 6, 2011
File No. 333-172120

Dear Ms. Long:

Global Cornerstone Holdings Limited (the “Company”, “it”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 7, 2011 regarding our Amendment No. 4 to the Registration Statement on Form S-1 (the “Registration Statement”) previously filed on April 6, 2011. A marked version of Amendment No. 5 to the Registration Statement (“Amendment No. 5”) is enclosed herewith reflecting all changes from the original Registration Statement. For your convenience, we have repeated below the Staff’s comment in bold and have followed the comment with the Company’s response.

1.           We note the new disclosure regarding the payment that could be made to Mr. Sproule in an amount up to $350,000. Please expand your disclosure to explain the nature of this payment, the circumstances under which it will be paid, and the factors that will be used to determine the amount of payment. Please also clarify the reason for this payment, in light of other payment that will be made to Mr. Sproule through your sponsor in the form of the management fee.

The Company notes the Staff’s comment and has revised its disclosure to state, “The board of directors will determine whether to make a payment and the amount of such payment to be made to the sponsor in order to compensate Mr. Sproule, upon consummation of the business combination based on a number of factors, including but not limited to Mr. Sproule's participation in structuring such business combination and its complexity. This payment is in addition to the management fee paid to our sponsor to compensate Mr. Sproule for his day-to-day managerial responsibilities and is intended to serve as a bonus for his role in successfully consummating a business combination.”  Pursuant to a call with the Staff on April 8, 2011, we will make this revision as applicable in the final prospectus to be filed with the Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended.

We thank the Staff in advance for its consideration of the enclosed and the foregoing response.  Should you have any questions concerning the foregoing response, please contact Stuart Neuhauser, Esq. at (212) 370-1300.

Very truly yours,

GLOBAL CORNERSTONE HOLDINGS LIMITED

By:	/s/ James D. Dunning, Jr.
James D. Dunning, Jr.
Chairman and Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP